Exhibit 99.1

NEW GOLD PROVIDES EXPLORATION UPDATE FOR NEW AFTON AND RAINY RIVER MINES, HIGHLIGHTED BY SIGNIFICANT GROWTH AT NEW AFTON'S K-ZONE

New Afton's K-Zone More Than Doubles in Size, Rainy River Advancing Objective of Offsetting Mining Depletion

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, September 8, 2025 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is pleased to provide an update on its ongoing exploration programs at the 100%-owned New Afton and Rainy River mines in Canada.

At New Afton, new underground drilling has confirmed the width and continuity of previously reported mineralization at K-Zone and discovered additional copper-gold porphyry mineralization emanating from the roots of the zone, which have more than doubled the known extent of the system. The K-Zone mineralized system now reaches approximately 600 metres in strike length and 900 metres in vertical extent, while exploration drill holes from surface have intersected new mineralization 550 metres to the east of the current footprint, demonstrating the potential for further growth.

At Rainy River, surface drilling has extended the NW Trend mineralization and underground drilling has extended underground mining zones, which continues to remain open at depth. Infill drilling continues to progress the conversion of near-surface and underground Inferred Mineral Resources to Indicated, which is expected to have a positive impact on year-end Mineral Reserve and Mineral Resource estimates.

"The remarkable exploration success at New Afton exemplifies the high quality of this asset and demonstrates the upside potential not yet captured in the reserve and resource statement," stated Patrick Godin, President and CEO. "Rainy River, having only recently restarted exploration campaigns of significant scale, is already contributing to offsetting mining depletion through incremental extensions of existing mining zones. Based on these strong results, we plan to increase this year's consolidated exploration budget by $6 million, mostly for an additional 15,000 metres of exploration drilling at K-Zone which will enable us to define the expanded envelope ahead of a maiden K-Zone mineral resource, which is expected to be announced with our year-end Mineral Reserve and Mineral Resource estimate update early in 2026. The continued exploration success supports the Company's strategic objectives to extend the mine lives of our two operations."

New Afton's K-Zone More Than Doubles in Size, New Copper-Gold Porphyry Mineralization Intersected 550 Metres to the East

Recent exploration drilling has significantly expanded the K-Zone mineralized system both eastward and at depth with the discovery of new porphyry mineralization emanating from the roots of the system ("K-Zone Footwall" shown in green in Figure 1 and Figure 2). K-Zone Footwall is characterized by multiple zones of chalcopyrite mineralization hosted in potassic-altered volcanic rocks, analogous to the style of mineralization found at C-Zone. The addition of this new mineralization doubles the size of the previously-reported K-Zone mineralized system and grows its horizontal thickness to 180 metres (Figure 2). Together with the K-Zone expansion drilling, underground infill drilling is confirming the grades and widths of previously reported drill results in the intrusive-hosted bornite-dominant porphyry mineralization at Upper K-Zone (shown in orange in Figure 1 and Figure 2). With the discovery of K-Zone Footwall, and with New Afton drilling at an all-time high, the overall K-Zone system is rapidly evolving into a significant growth opportunity for New Afton.

Additionally, exploration drilling intersected new copper-gold porphyry mineralization in previously unexplored areas to the east of K-Zone. Borehole AF24-596E, drilled from surface, intersected 0.75% copper mineralization and 0.59 g/t gold (1.17% CuEq) over 55 metres core length in volcanic rocks located 550 metres to the east of the current K-Zone footprint.

Following the expansion of the K-Zone mineralized envelope and the outstanding exploration success, the Company is increasing New Afton's 2025 exploration budget by $5 million to $22 million - totaling 63,000 metres of drilling - with the objective of reporting a maiden mineral resource for K-Zone in the 2025 year-end Mineral Reserve and Mineral Resource estimates and to advance a feasibility study for K-Zone later in 2026. Future development of K-Zone could leverage existing C-Zone infrastructure, including the thickened-and-amended tailings ("TAT") plant, crusher and conveyor system, and Integrated Operations Centre ("IOC").

K-Zone Footwall Drilling Highlights1,2

•	2.72% copper and 2.89 g/t gold (4.90% CuEq) over 48.0 metres core length (35 metres estimated true width) in Borehole EA24-538
•	2.65% copper and 0.42 g/t gold (3.01% CuEq) over 65.2 metres core length (41 metres estimated true width) in Borehole EA25-574
•	1.17% copper and 0.75 g/t gold (1.71% CuEq) over 156.0 metres core length (40 metres estimated true width) in Borehole EA24-545 including:
•	1.60% copper and 1.01 g/t gold (2.32% CuEq) over 98.0 metres core length (25 metres estimated true width)
•	1.03% copper and 0.67 g/t gold (1.51% CuEq) over 184.0 metres core length (52 metres estimated true width) in Borehole EA25-552 including:
•	1.42% copper and 0.87 g/t gold (2.04% CuEq) over 94.0 metres core length (27 metres estimated true width)
•	0.81% copper and 0.59 g/t gold (1.23% CuEq) over 312.6 metres core length (55 metres estimated true width) in Borehole EA25-572B including:
•	1.26% copper and 0.89 g/t gold (1.89% CuEq) over 126.6 metres core length (22 metres estimated true width)

New Upper K-Zone Drilling Highlights1,2

•	2.73% copper and 1.48 g/t gold (3.87% CuEq) over 155.0 metres core length (50 metres estimated true width) in Borehole EA25-568 including:
•	3.38% copper and 1.80 g/t gold (4.76% CuEq) over 121.9 metres core length (43 metres estimated true width)
•	2.00% copper and 1.02 g/t gold (2.79% CuEq) over 67.0 metres core length (56 metres estimated true width) in Borehole EA25-564 including:
•	2.82% copper and 1.47 g/t gold (3.96% CuEq) over 44.3 metres core length (37 metres estimated true width)
•	1.32% copper and 1.60 g/t gold (2.44% CuEq) over 81.9 metres core length (62 metres estimated true width) in Borehole EA25-575
•	2.34% copper and 1.51 g/t gold (3.49% CuEq) over 42.1 metres core length (30 metres estimated true width) in Borehole EA25-585
•	1.38% copper and 1.12 g/t gold (2.21% CuEq) over 54.0 metres core length (48 metres estimated true width) in Borehole EA25-570
•	1.61% copper and 0.92 g/t gold (2.30% CuEq) over 32.9 metres core length (30 metres estimated true width) in Borehole EA25-578
•	2.39% copper and 1.01 g/t gold (3.20% CuEq) over 27.9 metres core length (27 metres estimated true width) in Borehole EA25-577
[1]All gold and copper grades are reported uncapped. It has yet to be determined whether further exploration will result in the target being delineated as a mineral resource. Additional data and further interpretation work are expected to better define the geometry and extent of the mineralized zones.
[2]Indicative copper equivalent (CuEq) grades are included for context, estimated using price assumptions of US$4.20 per pound of copper, US$1,980 per ounce of gold, and US$24.00 per ounce of silver.

All new notable New Afton drilling intercepts are summarized in Table 1 below. Locations and orientations of all drilling are listed in Table 4.

Figure 1: Long Section Showing New Notable Drill Intercepts at New Afton, Looking North (CNW Group/New Gold Inc.)

West
East
Looking North
(Mine Grid)
Lift 1
B3
C-Zone
East Extension
Current K-Zone Footprint (CuEq > 0.2%)
K-Zone
Open
Open
Open
550 m
600 m
900 m
New Area of
Mineralization
EA25-570
2.21% CuEq / 54.0m
EA24-533
1.78% CuEq / 66.0m
Incl. 3.53% CuEq / 14.0m
EA25-568
3.87% CuEq / 155.0m
Incl. 4.78% CuEq/121.9m
EA25-585
3.49% CuEq / 42.1m
EA25-574
3.01% CuEq / 65.2m
EA24-538
4.90% CuEq / 48.0m
AF24-596E
1.17% CuEq / 55.0m
AF24-596
0.30% CuEq / 70.0m
EA24-558
0.55% CuEq / 42.0m
EA24-545
1.71% CuEq / 156.0m
Incl. 2.32% CuEq/ 98.0m
EA25-572B
1.23% CuEq / 312.6m
Incl. 1.89% CuEq/126.6m
EA25-568
1.09% CuEq / 145.2m
EA25-575
2.44% CuEq / 81.9m
EA25-568
1.49% CuEq / 77.0m
EA25-547B
1.05% CuEq / 74.0m
EA25-567
1.20% CuEq / 120.0m
EA25-543
1.16% CuEq / 96.0m
EA25-552
1.51% CuEq / 184.0m
Incl. 2.04% CuEq/ 94m
Previously released significant intercepts
Significant intercepts
Upper K-Zone
K-Zone Footwall
Footprint (CuEq > 0.2%)
500m

All results reported over core length, see Table 1 for estimated true width

Figure 2: Down-Dip View (Top) and Cross Section (Bottom) Showing New Notable Drill Intercepts at New Afton (CNW Group/New Gold Inc.)

N
Down-Dip View
EA25-543
1.16% CuEq / 96.0m
EA25-552
1.51% CuEq / 184.0m
Incl. 2.04% CuEq/ 94m
EA25-563
0.57% CuEq / 79.1m
EA25-561
0.67% CuEq / 73.0m
600 m
Open
Open
Open
Current K-Zone Footprint (CuEq > 0.2%)
K-Zone
2025 Expl. Drift
C-Zone
550 m
EA25-568
1.09% CuEq / 145.2m
EA24-529B
0.73% CuEq / 68.0m
EA25-572B
1.23% CuEq / 312.6m
Incl. 1.89% CuEq/126.6m
EA24-558
0.55% CuEq / 42.0m
EA25-574
3.01% CuEq / 65.2m
EA24-538
4.90% CuEq / 48.0m
AF24-596E
1.17% CuEq / 55.0m
AF24-596
0.30% CuEq / 70.0m
New Area of Mineralization
EA25-573
1.18% CuEq / 39.5m
EA24-545
1.71% CuEq / 156.0m
Incl. 2.32% CuEq/ 98.0m
EA25-585
3.49% CuEq / 42.1m
EA25-578
2.30% CuEq / 32.9m
EA25-547B
1.05% CuEq / 74.0m
EA24-533
1.78% CuEq / 66.0m
Incl. 3.53% CuEq/14.0m
EA25-564
2.79% CuEq / 67.0m
Incl. 3.96% CuEq/44.3m
EA25-568
3.87% CuEq / 155.0m
Incl. 4.76% CuEq/121.9m
Previously released significant intercepts
Significant intercepts
Upper K-Zone
K-Zone Footwall
Footprint (CuEq > 0.2%)
500m
All results reported over core length, see Table 1 for estimated true width

Looking West (Mine Grid)
South
North
2024 Expl. Drift
K-Zone
Current K-Zone Footprint (CuEq > 0.2%)
2025 Expl. Drift
EA25-568
3.87% CuEq / 155.0m
Incl. 4.76% CuEq/121.9m
EA25-564
2.79% CuEq / 67.0m
Incl. 3.96% CuEq/44.3m
EA25-552
1.24% CuEq / 46.0m
EA24-533
1.78% CuEq / 66.0m
Incl. 3.53% CuEq/14.0m
EA25-543
0.86% CuEq / 76.0m
EA25-547B
1.05% CuEq / 74.0m
EA25-573
1.18% CuEq / 39.5m
0.84% CuEq/ 56.3m
EA25-572B
1.23% CuEq / 312.6m
Incl. 1.89% CuEq/126.6m
EA25-543
1.16% CuEq / 96.0m
EA25-552
1.51% CuEq / 184.0m
Incl. 2.04% CuEq/ 94m
EA25-577
3.20% CuEq / 27.9m
EA24-538
4.90% CuEq / 48.0m
EA25-574
3.01% CuEq / 65.2m
EA24-558
0.55% CuEq / 42.0m
EA24-527
0.55% CuEq / 42.0m
EA24-566
0.76% CuEq / 76.5m
EA24-545
1.71% CuEq / 156.0m
Incl. 2.32% CuEq/ 98.0m
EA24-529B
0.73% CuEq / 68.0m
EA25-565
0.46% CuEq / 30m
0.61% CuEq / 46m
Open
EA25-568
1.09% CuEq / 145.2m
900 m
180 m
500m
All results reported over core length, see Table 1 for estimated true width

Rainy River Exploration On-Track to Offset Mining Depletion

Rainy River's exploration strategy remains focused on sustaining its recent success in mineral reserve replacement. The 2025 program emphasizes infill drilling to convert Inferred Mineral Resources to Indicated Mineral Resources, and exploration drilling to expand both open pit and underground ore zones, thereby generating new inferred resources. Concurrently, engineering studies are advancing to support the conversion of Measured and Indicated Resources into Mineral Reserves.

As of the end of August, Rainy River has completed approximately 45,000 metres of its planned 58,000-metre 2025 exploration program, its most extensive drilling campaign since 2017. Encouraging results from the NW Trend open pit area, located west of the Phase 5 pushback, and extensions of the UG Main and Intrepid underground zones are expected to contribute positively to year-end Mineral Resource and Mineral Reserve estimates.

Positive results from the 2025 NW Trend exploration campaign, both within and beyond the 2024 resource pit shell, are anticipated to upgrade the classification to Indicated Mineral Resources and expand the zone's footprint (Figure 3). All new notable NW Trend drilling intercepts are summarized in Table 2 below.

In the underground mine, new surface drilling has confirmed strike and down-plunge extensions of the ODM Main, ODM East, 17 East, and Intrepid zones. Infill drilling is also supporting the ongoing conversion of inferred to indicated resources across all zones. With additional underground exploration platforms becoming available in 2026 and 2027, the next phases of drilling are expected to accelerate Mineral Resource and Mineral Reserve development across the ODM and Intrepid systems. All new notable drilling intercepts in the underground mine are summarized in Table 3 below. All Rainy River Locations and orientations of drilling are listed in Table 5.

NW-Trend Expansion Highlights (Outside 2024 Resource Pit Shell)1

•	3.15 g/t gold and 4.22 g/t silver (3.20 AuEq) over 10.0 metres core length (8 metres estimated true width) in Borehole RC25-0121
•	1.67 g/t gold and 0.59 g/t silver (1.68 AuEq) over 16.0 metres core length (12 metres estimated true width) in Borehole RC25-0095
•	1.84 g/t gold and 2.47 g/t silver (1.87 AuEq) over 20.0 metres core length (15 metres estimated true width) in Borehole RC25-2049 including:
•	18.20 g/t gold 20.70 g/t silver (18.45 AuEq) over 1.5 metres core length (1 metre estimated true width)

NW-Trend Infill Highlights (Within 2024 Resource Pit Shell)1

•	3.34 g/t gold and 2.24 g/t silver (3.37 AuEq) over 11.0 metres core length (9 metres estimated true width) in Borehole RR25-2044 including:
•	20.10 g/t gold and 3.80 g/t silver (20.15 AuEq) over 1.3 metres core length (1 metre estimated true width)
•	5.88 g/t gold and 1.14 g/t silver (5.89 AuEq) over 10.0 metres core length (8 metres estimated true width) in Borehole RC25-0085 including:
•	28.40 g/t gold and 3.40 g/t silver (28.44 AuEq) over 2.0 metres core length (<2 metres estimated true width)
•	1.82 g/t gold and 2.93 g/t silver (1.86 AuEq) over 18.0 metres core length (14 metres estimated true width) in Borehole RC25-0084 including:
•	7.73 g/t gold and 16.40 g/t silver (7.93 AuEq) over 2.0 metres core length (<2 metres estimated true width)
•	5.06 g/t gold (no silver reported) over 20.0 metres core length (16 metres estimated true width) in Borehole RC25-0129 including:
•	46.60 g/t over 2.0 metres core length (<2 metres estimated true width)

ODM Main Drilling Highlights1

•	6.88 g/t gold and 5.08 g/t silver (6.94 AuEq) over 10.5 metres core length (8 metres estimated true width) in Borehole RR25-2066A including:
•	37.90 g/t gold and 6.40 g/t silver (37.98 AuEq) over 1.3 metre core length (1 metre estimated true width)
•	6.31 g/t gold and 3.05 g/t silver (6.35 AuEq) over 6.0 metres core length (5 metres estimated true width) in Borehole RR25-2066-W1 including:
•	17.90 g/t gold and 2.40g/t silver (17.93 AuEq) over 1.5 metre core length (1 metre estimated true width)
•	3.65 g/t gold and 4.32 g/t silver (3.70 AuEq) over 7.5 metres core length (6 metres estimated true width) in Borehole RR24-2020-W1 including:
•	11.60 g/t gold and 13.70g/t silver (11.77 AuEq) over 1.5 metre core length (1metre estimated true width)
•	5.97 g/t gold and 4.87 g/t silver (6.03 AuEq) over 4.5 metres core length (4 metres estimated true width) in Borehole RR24-2018 including:
•	13.80 g/t gold and 10.80g/t silver (13.93 AuEq) over 1.5 metre core length (1 metre estimated true width)
•	4.71 g/t gold (no reported silver) over 6.0 metres core length (5 metres estimated true width) in Borehole RR24-2070-W1

ODM East Drilling Highlights1

•	9.05 g/t gold and 14.83 g/t silver (9.23 AuEq) over 6.5 metres core length (5 metres estimated true width) in Borehole RR25-2055-W1 including:
•	36.30 g/t gold and 62.00 g/t silver (37.05 AuEq) over 1.5 metre core length (1 metre estimated true width)

17 East Drilling Highlights1

•	5.74 g/t gold and 5.97 g/t silver (5.81 AuEq) over 4.5 metres core length (4 metres estimated true width) in Borehole RC25-2059B including:
•	14.10 g/t gold and 12.40 g/t silver (14.25 AuEq) over 1.5 metre core length (1 metre estimated true width)

Intrepid Drilling Highlights1

•	4.10 g/t gold and 1.60 g/t silver (4.12 AuEq) over 7.5 metres core length (6 metres estimated true width) in Borehole RR25-2057 including:
•	17.90 g/t gold and 4.10 g/t silver (17.95 AuEq) over 1.5 metre core length (1 metre estimated true width)
[1]All gold and silver grades are reported uncapped. It has yet to be determined whether further exploration will result in the target being delineated as a mineral resource. Additional data and further interpretation work are expected to better define the geometry and extent of the mineralized zones. Indicative gold equivalent (AuEq) grades are included for context, estimated using price assumptions of US$1,980 per ounce of gold and US$24.00 per ounce of silver.

Figure 3: Selected New Notable Drill Intercepts at Rainy River NW Trend (CNW Group/New Gold Inc.)

Figure 4: New Notable Drill Intercepts at Rainy River Underground (CNW Group/New Gold Inc.)

Table 1: New Afton Notable Exploration Drilling Results1,2

Zone	Drill Hole		From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEq (%)	AuEq (g/t)
Upper K-Zone	EA24-524B		346.0	360.0	14.0	6	1.20	1.29	4.63	2.15	3.13
	EA24-524B		424.0	460.0	36.0	NA	0.19	0.41	1.86	0.56	0.81
	EA24-533		460.0	526.0	66.0	18	1.22	0.90	4.69	1.78	2.59
		including	494.0	508.0	14.0	4	2.37	1.82	10.14	3.53	5.14
	EA24-537		274.0	290.0	16.0	NA	0.15	0.72	1.14	0.83	1.21
	EA24-537		330.0	346.0	16.0	NA	0.11	0.38	0.96	0.46	0.67
	EA24-539		282.0	304.0	22.0	19	0.37	0.73	1.63	1.00	1.45
	EA24-543		754.0	830.0	76.0	NA	0.55	0.47	1.03	0.86	1.25
	EA24-545		282.0	292.0	10.0	NA	1.26	0.09	0.47	0.96	1.40
	EA24-546		348.0	364.0	16.0	9	0.43	0.46	1.80	0.77	1.12
	EA25-552		444.0	490.0	46.0	NA	0.79	0.68	2.04	1.24	1.80
		including	468.0	488.0	20.0	NA	1.48	1.09	2.64	2.13	3.10
	EA25-552		520.0	530.0	10.0	NA	0.98	0.11	0.84	0.79	1.15
	EA25-552		591.0	601.0	10.0	NA	0.57	0.16	1.88	0.57	0.83
	EA25-559		182.0	194.0	12.0	NA	0.57	0.45	1.79	0.86	1.25
	EA25-560		269.0	280.0	11.0	6	0.83	0.03	0.63	0.61	0.88
	EA25-560		335.0	353.0	18.0	NA	0.53	0.08	0.62	0.45	0.65
	EA25-561		132.9	220.0	87.1	73	0.43	0.36	1.29	0.67	0.97
	EA25-562		153.2	178.0	24.8	18	1.27	0.87	2.47	1.76	2.57
	EA25-562		202.0	242.0	40.0	21	0.62	0.51	1.53	0.95	1.38
	EA25-563		141.9	221.0	79.1	43	0.30	0.35	1.12	0.57	0.82
	EA25-564		139.0	206.0	67.0	56	1.02	2.00	10.26	2.79	4.05
		including	151.7	196.0	44.3	37	1.47	2.82	15.07	3.96	5.75
	EA25-565		399.7	414.4	14.7	8	1.64	1.90	5.41	3.07	4.47
	EA25-566		468.0	485.4	17.4	NA	0.61	0.03	0.28	0.45	0.66
	EA25-566		539.0	576.0	37.0	NA	0.31	0.42	1.56	0.65	0.94
	EA25-568		380.0	535.0	155.0	50	1.48	2.73	14.16	3.87	5.62
		including	409.7	531.6	121.9	43	1.80	3.38	17.55	4.76	6.93
	EA25-570		135.0	189.0	54.0	48	1.12	1.38	7.26	2.21	3.22
	EA25-575		158.1	240.0	81.9	62	1.60	1.32	2.74	2.44	3.55
	EA25-577		112.0	139.9	27.9	27	1.01	2.39	14.32	3.20	4.66
	EA25-578		172.0	204.9	32.9	30	0.92	1.61	6.96	2.30	3.35
	EA25-585		166.9	209.0	42.1	30	1.51	2.34	13.74	3.49	5.08

Zone	Drill Hole		From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEq (%)	AuEq (g/t)
K-Zone Footwall	EA24-527		601.0	659.0	58.0	37	0.60	0.51	1.52	0.94	1.36
	EA24-529B		560.0	594.0	34.0	NA	1.57	0.04	0.42	1.12	1.63
	EA24-529B		718.0	750.0	32.0	12	1.25	1.17	2.89	2.05	2.99
	EA24-529B		790.0	900.0	110.0	47	0.40	0.49	1.30	0.78	1.13
	EA24-529B		944.0	1012.0	68.0	NA	0.48	0.39	0.89	0.73	1.06
	EA24-529B		1044.0	1084.0	40.0	15	0.33	0.48	1.67	0.72	1.05
	EA24-529B		1120.0	1130.0	10.0	NA	0.34	0.58	1.54	0.83	1.20
	EA24-538		394.0	418.0	24.0	NA	0.27	0.44	1.30	0.64	0.93
	EA24-538		482.0	530.0	48.0	35	2.89	2.72	22.61	4.90	7.12
	EA24-543		975.0	1071.0	96.0	44	0.58	0.75	1.71	1.16	1.69
	EA24-545		654.0	810.0	156.0	40	0.75	1.17	2.60	1.71	2.48
		including	708.0	806.0	98.0	25	1.01	1.60	3.31	2.32	3.38
	EA24-545		838.0	854.0	16.0	7	0.88	0.14	0.73	0.75	1.09
	EA24-546		640.0	652.0	12.0	NA	0.20	0.44	2.12	0.60	0.87
	EA25-547B		808.0	882.0	74.0	NA	0.54	0.66	1.73	1.05	1.52
		including	864.0	880.0	16.0	NA	0.92	1.83	4.41	2.50	3.64
	EA25-552		841.0	1025.0	184.0	52	0.67	1.03	2.55	1.51	2.20
		including	913.0	1007.0	94.0	27	0.87	1.42	3.02	2.04	2.97
	EA25-558		566.0	624.0	58.0	34	0.15	0.25	1.78	0.37	0.54
	EA25-558		945.0	987.0	42.0	NA	0.21	0.39	1.54	0.55	0.80
	EA25-560		239.4	259.8	20.4	15	0.62	1.61	4.85	2.08	3.02
	EA25-565		556.0	572.0	16.0	NA	0.63	0.05	0.28	0.49	0.71
	EA25-565		615.0	629.0	14.0	8	0.72	0.15	0.54	0.65	0.94
	EA25-565		676.0	693.2	17.2	10	1.55	1.89	3.60	2.99	4.34
	EA25-565		740.6	768.3	27.7	8	0.59	0.62	2.27	1.04	1.52
	EA25-565		971.0	1017.0	46.0	20	0.24	0.44	1.07	0.61	0.89
	EA25-565		1047.0	1077.0	30.0	15	0.18	0.32	1.55	0.46	0.66
	EA25-566		256.0	332.5	76.5	30	0.46	0.43	1.29	0.76	1.10
	EA25-567		375.0	450.0	75.0	12	0.44	0.54	1.86	0.86	1.25
	EA25-567		518.0	638.0	120.0	29	0.47	0.86	2.24	1.20	1.75
	EA25-568		545.0	591.4	46.4	NA	0.18	0.42	1.18	0.55	0.81
	EA25-568		624.0	640.0	16.0	NA	0.59	0.98	3.68	1.42	2.06

Zone	Drill Hole		From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEq (%)	AuEq (g/t)
K-Zone Footwall (cont'd)	EA25-568		745.0	822.0	77.0	38	0.80	0.91	3.78	1.49	2.17
	EA25-568		864.9	895.0	30.1	NA	0.24	0.51	1.66	0.69	1.00
	EA25-568		1107.0	1252.2	145.2	40	0.60	0.67	1.18	1.09	1.59
	EA25-571		187.0	229.0	42.0	21	0.34	1.30	4.06	1.57	2.28
	EA25-572		342.5	360.0	17.5	NA	0.88	0.94	2.40	1.57	2.28
	EA25-572B		389.5	399.5	10.0	NA	0.38	1.14	2.13	1.42	2.06
	EA25-572B		416.4	729.0	312.6	55	0.59	0.81	1.85	1.23	1.79
		including	416.4	543.0	126.6	22	0.89	1.26	2.63	1.89	2.75
	EA25-573		799.0	817.0	18.0	10	0.96	1.01	2.82	1.69	2.46
	EA25-573		924.0	966.0	42.0	17	0.35	0.38	1.18	0.63	0.92
	EA25-573		1032.4	1088.7	56.3	30	0.49	0.49	2.17	0.84	1.23
	EA25-573		1104.0	1143.5	39.5	18	0.53	0.80	1.81	1.18	1.72
	EA25-574		503.6	568.8	65.2	41	0.42	2.65	8.38	3.01	4.38
	EA25-574		835.0	850.0	15.0	NA	0.11	0.43	2.06	0.52	0.76
	EA25-576		410.0	453.5	43.5	NA	0.39	0.43	1.62	0.71	1.04
	EA25-576		547.0	589.0	42.0	NA	0.49	0.64	1.53	0.99	1.44
	EA25-576B		621.0	650.0	29.0	NA	0.71	0.43	1.47	0.93	1.35
	EA25-576B		688.0	706.9	18.9	NA	0.38	0.69	1.42	0.96	1.40
New Mineralization East of K-Zone	EA24-596E		1521.0	1576.0	55.0	NA	0.59	0.75	2.22	1.17	1.71
	EA24-596		1409.0	1429.0	20.0	NA	0.24	0.21	1.08	0.38	0.56
	EA24-596		1497.0	1567.0	70.0	NA	0.16	0.18	1.16	0.30	0.44
	EA24-596		1633.5	1644.0	10.5	NA	0.38	0.24	1.67	0.52	0.75
[1] Notable drilling intervals are defined by intervals with average grade above grade of 0.4% CuEq over core length greater than 10 metres, or if occurs in new areas
[2] Indicative gold equivalent (AuEq) grades are included for context, estimated using price assumptions of US$4.20 per pound of copper, US$1,980 per ounce of gold and US$24.00 per ounce of silver.

 Table 2: Rainy River Notable Exploration Drilling Results at NW Trend1,2

Zone	Drill Hole		From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Ag (g/t)	AuEq
RC NW Trend	RC25-0084		107	125	18	14	1.82	2.93	1.86
		Including	109	111	2	2	7.73	16.4	7.93
	RC25-0085		63	73	10.0	8	5.88	1.14	5.89
		Including	71	73	2.0	1.6	28.4	3.4	28.44
			101	117	16	12	0.60	2.09	0.63
	RC25-0088		47	65	18	14	0.56	1.44	0.58
	RC25-0090		37	61	24	19	0.63	1.84	0.65
	RC25-0108		49	61	12	9	0.85	1.64	0.87
	RC25-0110		77	93	16	12	0.74	1.95	0.76
	RC25-0107		89	113	24	19	0.59	1.48	0.61
	RC25-0086		81	87	6	5	0.86	1.93	0.88
	RC25-0097		113	125	12	9	0.89	2.38	0.92
	RC25-0098		57	69	12	9	0.49	0.84	0.50
	RC25-0100		75	87	12	9	0.49	0.26	0.49
	RC25-0109		89	99	10	8	1.29	2.36	1.32
	RC25-0092		65	71	6	5	1.16	3.87	1.21
			81	99	18	14	1.03	2.2	1.06
	RC25-0094		99	115	16	12	0.45	1.34	0.47
	RC25-0095		185	201	16	12	1.67	0.59	1.68
	RC25-0082		125	157	32	25	0.39	0.30	0.40
	RC25-0106		55	63	8	6	1.86	1.88	1.88
	RC25-0083		167	183	16	12	0.73	0.42	0.74
	RC25-0116		73	95	22	17	0.64	3.12	0.68
	RC25-0118		51	57	6	5	0.82	1.37	0.84
			93	107	14	11	0.73	1.77	0.75
	RC25-0119		131	137	6	5	0.72	1.23	0.73
	RC25-0117		47	55	8	6	0.47	1.25	0.49
			99	113	14	11	0.77	1.69	0.79
	RC25-0121		141	151	10	8	3.15	4.22	3.20
	RC25-0122		193	197	4	3	2.00	NA	NA
	RC25-0123		73	87	14	11	0.69	1.56	0.71

Zone	Drill Hole		From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Ag (g/t)	AuEq
RC NW Trend (cont'd)	RC25-0124		99	117	18	14	0.80	1.32	0.82
	RC25-0125		73	79	6	5	1.35	0.87	1.36
	RC25-0126		73	79	6	5	1.17	3.20	1.21
	RC25-0128		91	107	16	12	1.27	0.58	1.28
	RC25-0129		93	113	20	16	5.06	NA	NA
		Including	95	97	2	2	46.60	NA	NA
	RC25-0130		77	83	6	5	1.31	NA	NA
	RC25-0131		67	73	6	5	0.80	1.82	0.82
	RC25-0132		79	89	10	8	0.72	1.32	0.74
Dimond Drilling NWT	RR25-2035		180.5	191	11	8	0.89	0.71	0.90
	RR25-2036		82.5	94.5	12	9	0.45	0.94	0.46
	RR25-2039		143	156.5	14	11	1.49	1.51	1.51
	RR25-2040		219	235.5	17	13	0.47	2.78	0.50
	RR25-2041		102.5	116	14	11	0.51	1.10	0.52
			203	216.5	14	11	0.43	2.47	0.46
	RR25-2044		68	86	18	14	0.40	1.23	0.41
			101	112	11	9	3.34	2.24	3.37
		Including	110	111	1.3	1	20.10	3.80	20.15
	RR25-2045		130.5	153	22.5	18	0.45	1.26	0.47
	RR25-2046		116	137	21	16	0.40	1.41	0.42
			141.5	162.5	21	16	1.20	1.80	1.22
	RR25-2047		140	159.5	19.5	15	0.56	1.29	0.58
	RR25-2049		132.5	146	13.5	11	0.80	1.06	0.81
			203	222.5	19.5	15	1.84	2.47	1.87
		Including	203	204.5	1.5	1	18.20	20.70	18.45
			240.5	254	13.5	11	0.83	1.81	0.85
	RR25-2050		126.5	140	13.5	11	0.39	0.81	0.40
			200	218	18	14	0.54	0.47	0.55
[1]Notable drilling intervals are defined by 6-metre-long composites with average grade above 0.4 g/t gold. Rainy River Open Pit Mineral Reserves cut-off grade is 0.3 g/t AuEq.
[2]Indicative gold equivalent (AuEq) grades are included for context, estimated using price assumptions of US$1,980 per ounce of gold and US$24.00 per ounce of silver.

Table 3: Rainy River Notable Exploration Drilling Results in the Underground Mine1,2

Zone	Drill Hole		From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Ag (g/t)	AuEq
Main	RR24-2017-W1		1014.5	1019	4.5	4	1.77	2.30	1.80
	RR24-2018		981.5	986	4.5	4	5.97	4.87	6.03
		Including	984.5	986	1.5	1	13.80	10.80	13.93
	RR24-2019		827	837	10.1	8	2.20	3.39	2.24
	RR24-2020-W1		949.5	957	7.5	6	3.65	4.32	3.70
		Including	952.5	954	1.5	1	11.60	13.70	11.77
	RR24-2021		912	919	6.5	5	2.03	1.54	2.05
	RR24-2021-W1		927.5	934	6.0	5	1.92	2.00	1.94
	RR25-2051A		977	983	6.0	5	2.17	3.88	2.22
	RR25-2063B		798	803	4.5	4	2.43	3.40	2.47
	RR25-2065		936.5	941	4.5	4	1.72	1.40	1.74
	RR25-2066A		801.5	812	10.5	8	6.88	5.08	6.94
		Including	803	804	1.3	1	37.90	6.40	37.98
	RR25-2066-W1		777	786	9.0	7	3.66	3.37	3.70
			793.5	800	6.0	5	2.10	4.08	2.15
			804	810	6.0	5	6.31	3.05	6.35
		Including	808.5	810	1.5	1	17.90	2.40	17.93
	RR25-2068A		929	934	4.5	4	2.69	NA	NA
	RR25-2069-W2		964	967	3.0	2	2.83	NA	NA
	RR25-2070B		875	880	4.5	4	2.34	11.90	2.48
	RR25-2070-W1		855.5	862	6.0	5	4.71	NA	NA
			882.5	887	4.5	4	2.61	NA	NA
	RR25-2071		862.5	867	4.5	4	2.51	NA	NA
Main East	RR24-2026		885.5	892	6.0	5	1.95	3.08	1.99
	RR25-2055		879.8	883	3.2	2	11.33	158.00	13.25
		Including	879.8	881	0.8	0.6	43.50	158.00	45.42
	RR25-2055-W1		872	878	6.0	5	3.23	2.62	3.26
			885.0	891.5	6.5	5	9.05	14.83	9.23
		Including	890	892	1.5	1	36.30	62.00	37.05
	RR25-2067-W1		836.7	843	6.0	5	2.09	NA	NA
		Including	836.7	838	1.5	1	7.03	NA	NA

Zone	Drill Hole		From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Ag (g/t)	AuEq
Zone 17	RR24-2031		971	983	12.0	9	2.22	5.45	2.29
	RR25-2054A		1008	1011	3.0	2	3.04	15.60	3.23
	RR25-2059B		996	1001	4.5	4	5.74	5.97	5.81
		Including	996	998	1.5	1	14.10	12.40	14.25
			1006.5	1011	4.5	4	2.97	2.13	3.00
Intrepid	RRUG24-0013		195	198	3.0	2	2.85	1.30	2.87
	RR25-2057		711.5	719	7.5	6	4.10	1.60	4.12
		Including	711.5	713	1.5	1	17.90	4.10	17.95
[1]Nottable drilling intervals are defined by 3-metre-long composites with average grade above 1.70 g/t gold. Rainy River underground Mineral Reserves cut-off grade is 1.68 g/t AuEq, minimum mining width is 2.4 metres.
[2]Indicative gold equivalent (AuEq) grades are included for context, estimated using price assumptions of US$1,980 per ounce of gold and US$24.00 per ounce of silver.

Table 4: All New Exploration Drilling Location and Orientation at New Afton

Drill Hole	Azimuth	Dip	Length (m)	UTM Easting (m)	UTM Northing (m)	Elevation (m)
EA24-524B	324	-74	567	675,760	5,615,017	-38
EA24-527	360	-68	708	675,761	5,615,018	-39
EA24-529B	295	-79	1130	675,767	5,615,018	-38
EA24-533	246	-77	646	675,760	5,615,015	-38
EA24-537	339	-57	491	675,767	5,615,020	-38
EA24-538	356	-57	566	675,768	5,615,020	-38
EA24-539	300	-58	587	675,759	5,615,016	-38
EA24-543	235	-73	1094	675,760	5,615,014	-38
EA24-545	322	-80	903	675,767	5,615,019	-38
EA24-546	302	-70	683	675,760	5,615,017	-38
EA25-547B	206	-77	887	675,768	5,615,018	-34
EA25-550	150	-75	851	675,761	5,615,016	-38
EA25-552	261	-80	1133	675,760	5,615,015	-38
EA25-558	13	-62	1025	675,761	5,615,016	-36
EA25-559	117	-59	449	675,413	5,614,947	-436
EA25-560	102	-39	556	675,434	5,615,046	-423
EA25-561	115	-40	299	675,414	5,614,947	-436
EA25-562	116	-51	341	675,413	5,614,947	-436
EA25-563	133	-47	476	675,413	5,614,947	-434
EA25-564	115	-17	251	675,490	5,615,067	-420
EA25-565	319	-78	1099	675,767	5,615,018	-38
EA25-566	110	-61	626	675,431	5,615,047	-422
EA25-567	114	-72	680	675,431	5,615,047	-422
EA25-568	282	-79	1283	675,759	5,615,016	-38
EA25-570	135	-21	282	675,491	5,615,066	-421
EA25-571	136	-55	537	675,491	5,615,066	-422
EA25-572	88	-62	384	675,485	5,615,097	-421
EA25-572B	91	-62	743	675,485	5,615,097	-421
EA25-573	80	-26	1209	674,848	5,614,954	-494
EA25-574	342	-63	936	675,768	5,615,018	-38
EA25-575	138	-43	284	675,491	5,615,065	-424
EA25-576	138	-43	284	675,491	5,615,065	-424

Drill Hole	Azimuth	Dip	Length (m)	UTM Easting (m)	UTM Northing (m)	Elevation (m)
EA25-576B	83	-63	717	675,431	5,615,047	-422
EA25-577	137	-2	245	675,491	5,615,066	-420
EA25-578	98	-16	275	675,492	5,615,068	-421
EA25-585	90	-1	248	675,489	5,615,069	-420
AF24-596	4	-67	1724	676,229	5,614,877	690
AF24-596E	8	-61	1578	676,229	5,614,877	690

Table 5: All New Exploration Drilling Location and Orientation at Rainy River

Drill Hole	Azimuth	Dip	Length (m)	UTM Easting (m)	UTM Northing (m)	Elevation (m)
RC24-0054	35.0	69.0	119.0	423,925	5,410,249	364
RC24-0055	45.0	65.0	113.0	423,944	5,410,260	363
RC24-0060	34.0	69.0	139.0	424,071	5,410,324	363
RC24-0061	34.0	67.0	151.0	424,072	5,410,359	363
RC24-0064	47.0	75.0	133.0	424,164	5,410,266	357
RC24-0066	40.0	72.0	135.0	424,204	5,410,347	357
RC24-0067	40.0	58.0	125.0	424,212	5,410,356	357
RC24-0068	40.0	65.0	145.0	424,319	5,410,094	360
RC24-0078	40.0	60.0	111.0	424,266	5,410,305	357
RC24-0070	40.0	60.0	111.0	424,238	5,410,339	358
RC25-0082	40.0	64.0	195.0	424,263	5,409,915	357
RC25-0083	35.0	60.0	211.0	424,255	5,409,866	356
RC25-0084	40.0	65.0	201.0	424,405	5,409,811	351
RC25-0085	40.0	60.0	127.0	424,496	5,409,849	350
RC25-0086	35.0	57.0	121.0	424,487	5,409,892	350
RC25-0087	40.0	61.0	139.0	424,225	5,410,069	365
RC25-0088	20.0	52.0	151.0	424,435	5,409,878	350
RC25-0089	40.0	64.0	131.0	424,477	5,409,875	350
RC25-0090	40.0	60.0	151.0	424,444	5,409,876	350
RC25-0092	43.0	54.0	131.0	424,537	5,409,810	350
RC25-0093	40.0	57.0	159.0	424,260	5,409,933	357
RC25-0094	40.0	63.0	139.0	424,153	5,410,107	369
RC25-0095	50.0	64.0	211.0	424,252	5,409,861	356
RC25-0096	40.0	76.0	131.0	424,281	5,410,122	363
RC25-0097	40.0	62.0	141.0	424,486	5,409,816	349
RC25-0098	40.0	50.0	131.0	424,507	5,409,857	350
RC25-0099	45.0	50.0	191.0	424,088	5,410,355	363
RC25-0100	37.0	52.0	191.0	424,150	5,410,187	367
RC25-0104	24.0	57.0	171.0	424,143	5,410,272	358
RC25-0105	46.0	63.0	171.0	424,193	5,410,266	356
RC25-0106	35.0	60.0	141.0	424,274	5,410,128	364
RC25-0107	37.5	63.5	191.0	424,397	5,409,853	351
RC25-0108	40.0	63.0	165.0	424,461	5,409,841	350
RC25-0109	24.0	65.0	109.0	424,526	5,409,801	350

Drill Hole	Azimuth	Dip	Length (m)	UTM Easting (m)	UTM Northing (m)	Elevation (m)
RC25-0110	24.0	57.0	171.0	424,401	5,409,867	351
RC25-0111	44.0	79.0	141.0	424,298	5,410,073	361
RC25-0112	38.0	80.0	161.0	424,310	5,410,101	361
RC25-0113	42.0	80.0	127.0	424,229	5,409,949	356
RC25-0114	20.0	70.0	115.0	424,224	5,409,954	356
RC25-0115	29.0	65.0	121.0	424,273	5,409,998	356
RC25-0116	10.0	55.0	171.0	424,707	5,409,559	348
RC25-0117	5.0	63.0	171.0	424,676	5,409,581	348
RC25-0118	5.0	65.0	171.0	424,636	5,409,603	349
RC25-0119	0.0	53.0	143.0	424,607	5,409,623	349
RC25-0120	17.0	50.0	139.0	424,623	5,409,613	349
RC25-0121	40.0	60.0	191.0	424,457	5,409,783	349
RC25-0122	33.0	71.5	201.0	424,455	5,409,780	349
RC25-0123	25.0	48.0	141.0	424,540	5,409,812	350
RC25-0124	40.0	62.0	155.0	424,499	5,409,769	349
RC25-0125	40.0	66.0	121.0	424,575	5,409,781	350
RC25-0126	40.0	61.0	137.0	424,532	5,409,780	349
RC25-0127	40.0	70.0	191.0	424,479	5,409,773	349
RC25-0128	21.0	66.0	151.0	424,347	5,409,921	357
RC25-0129	6.0	51.0	161.0	424,395	5,409,858	351
RC25-0130	15.0	66.0	181.0	424,460	5,409,795	349
RC25-0131	36.0	47.0	131.0	424,554	5,409,790	350
RC25-0132	7.0	63.0	161.0	424,462	5,409,815	349
RC25-0134	12.0	54.0	125.0	424,106	5,410,502	359
RC25-0138	11.0	72.5	145.0	424,115	5,410,483	359
RC25-0141	40.0	50.0	145.0	424,288	5,409,937	357
RC25-0145	351.0	61.0	101.0	424,198	5,410,344	357
RR25-2035	40.0	59.0	242.0	424,060	5,410,361	363
RR25-2036	41.0	60.0	234.0	424,100	5,410,326	363
RR25-2037	30.0	75.0	170.0	423,994	5,410,225	367
RR25-2038	40.0	73.0	104.0	424,001	5,410,254	365
RR25-2039	40.0	65.0	269.0	424,090	5,410,104	364
RR25-2040	33.0	70.0	261.0	424,119	5,410,071	359
RR25-2041	35.0	64.0	302.0	424,111	5,410,018	368

Drill Hole	Azimuth	Dip	Length (m)	UTM Easting (m)	UTM Northing (m)	Elevation (m)
RR25-2042	40.0	62.0	267.0	424,140	5,409,995	355
RR25-2043	40.0	55.0	260.0	424,149	5,410,000	368
RR25-2044	20.0	60.0	242.0	424,349	5,409,809	351
RR25-2045	44.0	50.5	255.0	424,350	5,409,811	349
RR25-2046	42.0	60.0	251.0	424,371	5,409,796	349
RR25-2047	20.0	60.0	311.0	424,325	5,409,734	349
RR25-2048	30.0	61.0	296.0	424,359	5,409,752	350
RR25-2049	40.0	59.0	311.0	424,286	5,409,777	356
RR25-2050	30.0	53.0	284.0	424,279	5,409,789	355
RR24-2017D	29.0	83.0	1100.0	424,881	5,408,981	347
RR24-2017-W1	30.0	81.0	1046.0	424,881	5,408,981	347
RR24-2018	4.0	81.0	1134.5	425,053	5,408,839	347
RR24-2019	4.0	81.0	1034.0	424,880	5,408,982	347
RR24-2019-W1	4.5	79.0	1043.0	424,880	5,408,982	347
RR24-2019-W2	4.0	81.0	1031.0	424,880	5,408,982	347
RR24-2020B	17.0	78.0	1115.0	425,054	5,408,841	349
RR24-2020-W1	17.0	75.0	1077.0	425,054	5,408,841	349
RR24-2021	358.0	77.5	1097.0	425,054	5,408,842	351
RR24-2021-W1	359.0	76.0	1067.0	425,054	5,408,842	351
RR24-2021-W2	357.5	76.5	1061.0	425,054	5,408,842	351
RR24-2022	17.0	61.0	614.0	427,345	5,409,429	379
RR24-2023	16.0	68.0	611.0	427,343	5,409,427	386
RR24-2024	8.0	74.5	611.0	427,345	5,409,428	381
RR24-2025	12.0	70.5	596.0	427,345	5,409,429	379
RR24-2026	355.0	81.0	1010.0	425,566	5,408,961	352
RR24-2026-W1	354.5	80.0	981.0	425,566	5,408,961	352
RR24-2027	352.0	78.0	722.0	427,344	5,409,411	378
RR24-2028	5.0	66.5	590.0	424,606	5,409,348	350
RR24-2029	352.0	80.0	1078.5	425,054	5,408,841	347
RR24-2030A	20.5	73.0	602.0	424,606	5,409,347	348
RR24-2031	336.0	78.5	1034.0	425,995	5,408,892	349
RR24-2032	356.0	69.0	599.0	424,545	5,409,348	348
RR24-2033	337.0	76.0	1037.0	425,996	5,408,891	352

Drill Hole	Azimuth	Dip	Length (m)	UTM Easting (m)	UTM Northing (m)	Elevation (m)
RR24-2034	12.0	76.0	635.0	424,546	5,409,348	348
RR25-2051A	353.0	81.0	1100.0	425,007	5,408,875	346
RR25-2052	348.0	72.5	830.0	427,017	5,409,191	368
RR25-2053	345.0	80.0	1056.0	425,006	5,408,877	351
RR25-2054A	355.0	81.0	1086.0	425,852	5,408,843	348
RR25-2055	351.0	78.0	993.0	425,524	5,408,905	348
RR25-2055-W1	352.0	75.0	968.0	425,524	5,408,905	348
RR25-2056	1.0	74.0	792.0	427,072	5,409,216	367
RR25-2057	4.0	72.0	810.0	427,072	5,409,216	367
RR25-2059B	350.0	83.0	1104.0	425,849	5,408,843	348
RR25-2060	354.0	72.5	903.0	425,576	5,408,963	348
RR25-2061	347.0	65.0	710.0	427,249	5,409,273	375
RR25-2063B	353.0	77.0	900.0	425,223	5,408,948	349
RR25-2063-W1	354.0	74.0	905.0	425,223	5,408,948	349
RR25-2064	7.0	74.5	911.0	425,575	5,408,963	349
RR25-2065	21.0	78.0	1020.0	425,054	5,408,842	347
RR25-2066A	343.0	73.0	899.0	425,224	5,408,949	349
RR25-2066-W1	344.0	71.0	882.0	425,224	5,408,949	349
RR25-2067	9.0	76.0	965.0	425,525	5,408,905	348
RR25-2067-W1	11.0	74.0	938.7	425,525	5,408,905	348
RR25-2068A	21.0	78.0	1040.0	425,054	5,408,842	351
RR25-2069	25.0	75.0	1031.0	425,056	5,408,843	351
RR25-2069-W2	28.0	75.0	1012.0	425,056	5,408,843	351
RR25-2070B	21.0	76.0	950.0	425,009	5,408,878	347
RR25-2070-W1	23.0	76.0	995.0	425,009	5,408,878	347
RR25-2071	7.0	75.5	921.0	425,223	5,408,950	349
RRUG24-0012	142.0	16.0	185.0	427,072	5,409,775	40
RRUG24-0013	150.0	23.0	205.5	427,071	5,409,775	40
RRUG24-0014	156.0	28.0	220.0	427,071	5,409,775	40
RRUG24-0015	157.0	18.0	180.0	427,071	5,409,775	40
RRUG24-0016	165.0	25.0	205.0	427,071	5,409,774	40
RRUG24-0017	150.0	14.0	150.0	426,851	5,409,668	4
RRUG24-0018	151.0	32.0	215.0	426,851	5,409,668	3
RRUG24-0019	164.0	35.0	225.0	426,850	5,409,668	3

Drill Hole	Azimuth	Dip	Length (m)	UTM Easting (m)	UTM Northing (m)	Elevation (m)
RRUG24-0020	174.0	31.0	205.0	426,850	5,409,668	3
RRUG24-0021	175.0	5.0	130.0	426,850	5,409,668	4
RRUG24-0022	184.0	33.0	230.0	426,849	5,409,668	3
RRUG24-0023	187.0	24.0	185.0	426,849	5,409,668	4

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Ankit Shah
Executive Vice President and Chief Strategy Officer
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: expectations regarding the continued exploration upside around the New Afton mine and the eastern sector of the mine successfully developing into a promising opportunity for new high-grade mineralized area; the Company's expectation that the overall K-Zone system at New Afton will continue to rapidly expand into a significant future growth opportunity; accuracy of expectations regarding the minimized capital and time required to bring the eastern high-grade zones into production; intentions to allocate additional funds to the 2025 consolidated exploration budget and expected use of and benefits of funds; the Company successfully drilling 63,000 metres at New Afton and reporting initial mineral resources at K-Zone for year-end 2025; expectation that exploration progress at Rainy River and New Afton mines will have a positive impact on 2025 year-end Mineral Reserves and Mineral Resource estimates; expectations regarding the positive results from Rainy River mines 2025 NW Trend exploration campaign are anticipated to upgrade the classification to indicated mineral resources and expand the zone's footprint; expectation that additional underground exploration platforms will become available at Rainy River in 2026 and 2027; expectation that the next phase of drilling at Rainy River will accelerate resource and reserve development across the ODM and Intrepid systems; anticipated focus areas and priorities for the Company's exploration program and planned exploration activities; and successfully advancing the Company's strategic opportunities for mine life extension.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's most recent Annual Information Form and NI 43-1010 Technical Reports for New Afton Mine and Rainy River Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar and commodity prices being approximately consistent with current levels and expectations for the purposes of guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the Rainy River Mine and the New Afton Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine described herein being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; the ability to successfully implement strategic plans; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and the New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and the New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; ability to obtain and maintain sufficient insurance; management and reporting of environmental, social and governance matters; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; tariffs; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company's operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; information systems security threats; adequate infrastructure; relationships with communities, governments and other stakeholders; perceived reputation amongst stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; risks with respect to the Company's compensation systems; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; and the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding or drought and gold bullion losses (and, in each case, the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

QA/QC Procedure

New Gold maintains a Quality Assurance / Quality Control ("QA/QC") program at its Rainy River Mine operation using industry best practices and is consistent with the QA/QC protocols in use at all of the Company's exploration and development projects. Key elements of New Gold's QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is sampled at lengths varying from 0.5 to 1.5 m, halved and shipped in sealed bags to Activation Laboratories Ltd. in Thunder Bay, Ontario. Reverse Circulation ("RC") drill rock chips are sampled at the drill at regular two metre intervals and shipped in sealed bags to Activation Laboratories Ltd. in Thunder Bay, Ontario. Additional information regarding the Company's data verification and quality assurance processes is set out in the February 10, 2025 Rainy River National Instrument 43-101 Technical Report titled "NI 43-101 Technical Report for the Rainy River Mine, Ontario, Canada" available on SEDAR+ at www.sedarplus.ca.

New Gold maintains a Quality Assurance / Quality Control ("QA/QC") program at its New Afton Mine operation using industry best practices and is consistent with the QA/QC protocols in use at all of the Company's exploration and development projects. Key elements of New Gold's QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is sampled at regular two metre intervals, halved and shipped in sealed bags to Activation Laboratories Ltd. in Kamloops, British Columbia. Additional information regarding the Company's data verification and quality assurance processes is set out in the February 10, 2025 New Afton National Instrument 43-101 Technical Report titled "Technical Report on the New Afton Mine, British Columbia, Canada" available on SEDAR+ at www.sedarplus.ca.

Technical Information

The scientific and technical information relating to the drilling update on New Afton and Rainy River has been reviewed and approved by Dr. Jean-François Ravenelle, Vice President, Geology for the Company. Dr. Ravenelle is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec. Dr. Ravenelle is a "Qualified Person" for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters, and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2024 dated February 24, 2025 filed and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2025/08/c7959.html

%CIK: 0000800166

CO: New Gold Inc.

CNW 06:30e 08-SEP-25